SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                           AMENDMENT NO. 1 TO FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) or (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                AMPEX CORPORATION
             (Exact name of registrant as specified in its charter)


         Delaware                                              13-3667696
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

               500 Broadway, Redwood City, California 94063-3199
               (Address of principal executive offices) (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                      Name of each exchange on which
         to be so registered                      each class is to be registered

Class A Common Stock, par value $.01 per share          American Stock Exchange
----------------------------------------------   -------------------------------



         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ X ]

         If this form relates to the registration of a class of equity securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement number to which this form relates: ______ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
                                (Title of class)

Item 1.  Description of Registrant's Securities to be Registered.

         This Amendment No. 1 to Form 8-A (the "Amendment") amends and restates the Form 8-A of Ampex Corporation ("Ampex or the "Company") previously filed with the Securities and Exchange Commission on January 16, 1996 (the "Form 8-A"). The Form 8-A and this Amendment relate to the registration of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

         On June 21, 1999, the Company amended its Certificate of Incorporation to increase the number of authorized shares of its capital stock to 226,000,000 and the number of authorized shares of its Class A Common Stock to 175,000,000. The following description is a summary of certain provisions of the Company's Certificate of Incorporation, as amended, and By-Laws that relate to its capital stock. This summary is qualified in its entirety by reference to those documents, copies of which are incorporated by reference as exhibits to this registration statement.

General

         The Company's authorized capital stock consists of (i) 226,000,000 shares of Common Stock, of which 175,000,000 shares are designated as Class A Common Stock, and 50,000,000 shares are designated as Class C Common Stock; and
(ii) 1,000,000 shares of Preferred Stock. The Class A Common Stock is listed for trading on the American Stock Exchange.

Common Stock

         Dividends. Holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. However, this right to receive dividends is subject to preferences which may be granted to holders of Preferred Stock, and to the restrictions contained in the Certificate of Designations. The Board of Directors may not declare or pay any dividend in cash or property on any share of Class A Common Stock or Class C Common Stock, unless the Board simultaneously declares or pays the same dividend on each share of Class A Common Stock and each share of Class C Common Stock. In the case of any stock dividend, holders of each class of Common Stock are entitled to receive the same ratable dividend. Such dividends will be payable to the holders of Class A Common Stock in shares of Class A Common Stock and to the holders of Class C Common Stock in shares of Class C Common Stock.

         Liquidation Rights. Upon liquidation, dissolution or winding-up of the Company, the holders of all classes of Common Stock shall be entitled to share ratably, in accordance with the number of shares of Common Stock held by each such holder, in all assets available for distribution to stockholders after payment of creditors. This right is also subject to preferences that may be granted to holders of Preferred Stock.

         Voting Rights. Holders of Class A Common Stock are entitled to one vote for each share held of record on matters submitted to a vote of stockholders. Subject to the voting rights of any outstanding shares of Preferred Stock, approval of matters brought before the stockholders requires the affirmative vote of a majority of shares of Class A Common Stock, except that the affirmative vote of the holders of at least 80% of the outstanding shares of voting Common Stock is required in order to amend or repeal:

          (i) the provisions relating to classification of our Board of Directors, removal and number of directors and the 80% voting requirement in such instances;

          (ii)      the  provisions   described  below  under   "Directors'  and
                    Officers' Liability;" and

          (iii)     as otherwise required by law.

Under Delaware law, the affirmative vote of the holders of a majority of outstanding shares of any class of Common Stock is required to approve, among other things, any adverse change in the powers, preferences or special rights of the shares of such class. The number of authorized shares of Class A Common Stock, Class C Common Stock and Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding Class A Common Stock.

         The holders of Class C Common Stock generally have no voting rights and the Class C Common Stock is not included in determining the number of shares voting or entitled to vote or consent on any matter. However, the affirmative vote of the holders of a majority of the outstanding shares of Class C Common Stock, voting as a separate class (with each share entitled to one vote), is required under Delaware law for any amendment to, or modification or waiver of, the provisions of the Certificate of Incorporation that would adversely alter, change or affect the powers, preferences or rights of the Class C Common Stock.

         Subject to the voting rights of the holders of any outstanding shares of Preferred Stock, directors are elected by a plurality vote of the holders of voting Common Stock, voting as a single class. The number of directors constituting the whole Board is currently fixed at five, and may be increased or decreased (but not below three) by resolution of the Board, but no such decrease can shorten the term of any director then in office. Holders of Common Stock are not entitled to cumulate votes in the election of directors. Director nominations may be made by stockholders in accordance with the Company's By-Laws, generally not less than 70 days or more than 90 days before the first anniversary of the preceding year's Annual Meeting of Stockholders.

         Classification of Directors. The Company's Board of Directors is divided into three classes, which need not be equal in number, designated Class I, Class II and Class III, with terms expiring successively at each Annual Meeting of Stockholders of the Company. At each Annual Meeting of Stockholders, the successors to the class of directors whose term shall then expire will be elected to hold office for a term expiring at the third succeeding Annual Meeting of Stockholders. The Board of Directors, acting by a majority of the directors then in office (although less than a quorum) or by a sole remaining director, may fill vacancies and newly created directorships resulting from any increase in the authorized number of directors, and may designate the class of each director so chosen to fill a newly created directorship resulting from any increase in the authorized number of directors, and each director so chosen to fill a vacancy shall be a member of the same class as the director being replaced.

         Convertibility of Class C Common Stock. Each share of Class C Common Stock is convertible into one share of Class A Common Stock automatically upon transfer, unless the transferee elects not to have its Class C Common Stock convert into Class A Common Stock, and the transferee notifies the Company of its election in accordance with the procedures described in the Certificate of Incorporation. Shares of Class A Common Stock are not convertible into shares of Class C Common Stock. Shares of Class C Common Stock that have been converted into shares of Class A Common Stock may not thereafter be exchanged for shares of Class C Common Stock.

         Business Combinations. As preconditions to any proposed merger, consolidation or business combination with Sherborne Holdings Incorporated, a Delaware corporation of which Edward J. Bramson, who is Chairman and Chief Executive Officer of the Company, is the indirect controlling shareholder, or any of its affiliates, Ampex directors who are disinterested as to such transaction must:

         (i) have been provided the right to select and engage, at the Company's expense, legal, accounting and financial advisers to assist them in the consideration of such transaction;

         (ii) have received a letter of opinion from a qualified independent investment banker of national reputation to the effect that the terms of such transaction are fair to the holders of Class A Common Stock and the Class C Common Stock; and


        (iii) have approved, by a majority vote, the consummation of such transaction.

The foregoing restriction does not apply to any merger, consolidation or business combination with one or more wholly-owned subsidiaries of Ampex in which Ampex is the surviving entity and in which no outstanding shares of Common Stock are converted, exchanged or canceled. In any merger, consolidation or business combination that is not so restricted, the consideration to be received per share by holders of Class A Common Stock and Class C Common Stock must be identical, except that in any such transaction in which shares of Common Stock are distributed, such shares may differ as to voting and other special rights to the extent such rights now differ among the classes of Common Stock. For this purpose, an "affiliate" of any person or entity means any individual or entity that, directly or indirectly, controls, is controlled by, or is under common control with that person or entity (including, investment partnerships in which that person or entity is or becomes, directly or indirectly, a general partner).

         Nullification of Voting Rights of Certain Foreign Stockholders. The U.S. Department of Defense has policies regarding foreign ownership, control or influence over U.S. government contractors. These policies are designed to protect against the risk to national security that may result if classified information is made available to U.S. government contractors or subcontractors who are owned, controlled or influenced by foreign governments, individuals or organizations. These policies require Ampex, as well as the Defense Department's other contractors and subcontractors, to submit information that will assist the Defense Department in determining whether the award or continued performance of a contract may pose an undue risk to the common defense and security of the United States. One of the Defense Department's areas of inquiry is whether any foreign interest has beneficial ownership of 5% or more of a contractor's or subcontractor's voting securities. If the Defense Department determines that an unacceptable level of foreign ownership, influence or control would result in undue threat to the common defense and security of the United States, it may, among other things, require specific mitigation of such unacceptable foreign ownership, influence or control. If such mitigation cannot be achieved, the Defense Department may terminate the contractor's or subcontractor's existing contract with it and preclude future contract awards. For this reason, our Certificate of Incorporation provides that with respect to any foreign holder of Class A Common Stock identified by the Defense Department to be the subject of any inquiry, investigation or other action that could adversely affect our security clearances, the voting rights of such holder shall be nullified until we are notified by the Department of its final determination that such holder's ownership will not adversely affect the continuation of our facility security clearances. Our Certificate of Incorporation also contains provisions that require us to notify affected foreign holders of any such vote nullification and subsequent reinstatement.

         Other Provisions. The holders of Common Stock have no preemptive or other subscription rights by virtue of their ownership of Common Stock, nor are there any redemption or sinking fund provisions with respect to any class of Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless each other class of Common Stock is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Preferred Stock

         Designation of Series. The Ampex Certificate of Incorporation authorizes the Company to issue up to 1,000,000 shares of Preferred Stock in one or more series, as determined by its Board of Directors. Each series must be appropriately designated by a distinguishing number, letter or title, before any shares of that series can be issued. The Board is authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, the rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the amount of shares constituting any such series and the designation thereof. The Board can also increase or decrease the number of shares of any series after shares of that series have been issued, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had before the adoption of the resolution originally fixing the number of shares of such series. The Company currently has two series of Preferred Stock outstanding: its 8% Noncumulative Convertible Preferred Stock (the "Convertible Preferred Stock"); and its 8% Noncumulative Redeemable Preferred Stock (the "Redeemable Preferred Stock").

         Voting Rights. Shares of the outstanding Preferred Stock are non-voting except as required by law or as specified in the Certificate of Designations, Preferences and Rights governing the Preferred Stock. In the event that the Company fails to fulfill any of its mandatory redemption obligations with respect to the outstanding Preferred Stock, its Board of Directors will be increased by one director and the holders of all shares of outstanding Preferred Stock, voting as a single class, will be entitled to elect the additional director. This voting right will continue until the Company fulfills its mandatory redemption obligation. Under the Certificate of Designations, the unanimous vote of the holders of the Convertible Preferred Stock or the Redeemable Preferred Stock is required to change the liquidation preference, dividend rate, calculation of dividends or to change certain provisions relating to the redemption of that series. The vote of the holders of at least 51% of the Convertible Preferred Stock or the Redeemable Preferred Stock is required to make any changes to the Certificate of Incorporation or the Certificate of Designations that would adversely affect the rights, preferences or voting powers of the holders of such series, or to authorize, create or issue any stock that is senior to or on a par with such series with respect to dividends or liquidation rights.

         Dividend Rights. The holders of the outstanding Preferred Stock are entitled to receive, when and as declared by the Board, in its sole discretion, out of funds legally available therefor, dividends on the liquidation preference at the annual rate of 8%. Such dividends will be payable quarterly, if declared by the Board, but will not accrue or cumulate unless so declared. The Certificate of Designations restricts, among other things, the Company's ability to engage in transactions with affiliates, or to declare dividends or make distributions with respect to, or purchase, redeem or exchange, any Common Stock or other capital stock that ranks junior to the Preferred Stock. If the Company fails to comply with certain restrictions and obligations, the applicable dividend rate will be increased to an annual rate of 10%. In the event of any liquidation, dissolution or winding up of Ampex, either voluntary or involuntary, the holders of the outstanding Preferred Stock are entitled to receive out of Ampex's assets available for distribution to stockholders, an amount equal to $2,000 per share plus declared and unpaid dividends on such shares, before any payment or distribution can be made to the holders of junior stock.

         Redemption. Ampex is required to redeem, out of legally available funds, outstanding Preferred Stock at the times and in the amounts specified in the Certificate of Designations. The Redeemable Preferred Stock is mandatorily redeemable in quarterly installments beginning in June 1999 and ending in December 2008, and is subject to acceleration in certain circumstances. The Convertible Preferred is mandatorily redeemable in quarterly installments beginning in June 2001 and ending in March 2008. Ampex has the right to pay any mandatory redemption payment either in cash or, at its option, in shares of Class A Common Stock, valued at the higher of $2.50 or the market value per share. In addition, Ampex may, at its option on any date set by the Board, redeem, in whole or in part, out of legally available funds, shares of outstanding Preferred Stock of either series for an amount equal to the liquidation preference of the shares being redeemed, plus all accrued and unpaid dividends thereon, provided that Ampex may not redeem the Convertible Preferred Stock at its option before June 30, 2001, and provided, further, that all declared and unpaid dividends on all outstanding shares of either series of outstanding Preferred Stock to be redeemed shall have been paid on such series on or before the date of such redemption. If on any mandatory redemption date the Company does not have legally available funds sufficient to make a mandatory redemption payment in cash, the Company must make such payment by issuing shares of its Common Stock valued at the higher of market value or $2.50 per share (subject to adjustment). In the event of a change in control of Ampex, each holder of outstanding Preferred Stock will have the right to require the Company to redeem in cash, out of legally available funds, all or any portion of such holder's shares of Noncumulative Preferred Stock, at the applicable redemption price. As defined in the Certificate of Designations, a change in control includes (i) the acquisition by any person or persons acting as a group, other than Sherborne & Company Incorporated or affiliates, of more than 30% of the Company's voting securities, (ii) a consolidation or merger of the Company or a transfer of all or substantially all of its assets, or (iii) dissolution of the Company.

         Effects of Preferred Stock. The Preferred Stock could have an anti-takeover effect under certain circumstances. The issuance of shares of Preferred Stock could enable the Board to render more difficult or discourage an attempt to obtain control of Ampex by means of a merger, tender offer or other business combination transaction directed at Ampex by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors, issuing new shares to dilute stock ownership of a person or entity seeking control of Ampex or creating a class or series of Preferred Stock with class voting rights. The issuance of shares of Preferred Stock as an anti-takeover device might preclude stockholders from taking advantage of a situation that they believe could be favorable to their interests.

Transfer Agent and Registrar

         The transfer agent and registrar for the Class A Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005. The Company acts as the transfer agent for the outstanding Preferred Stock.

Anti-Takeover Statute

         Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) before the date the person became an interested stockholder, the transaction or the business combination is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (other than certain shares of voting stock, including shares owned beneficially by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or after the date such stockholder became an interested stockholder, the business combination is approved by the board and by the affirmative vote, and not by written consent, of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, certain asset sales and certain other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who owns 15% or more of the corporation's outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

Directors' and Officers' Liability

         The Company's Certificate of Incorporation includes provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Ampex believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

Item 2.  Exhibits.

1. Restated Certificate of Incorporation of the Registrant dated June 1, 1993 (filed as Exhibit 4.01 to the Registrant's Form 10-Q for the quarter ended March 31, 1993 and incorporated herein by reference); Certificate of Amendment of Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of Delaware on April 22, 1994 (filed as Exhibit 3.2 to the Registrant's Form 8-K filed on May 2, 1994 and incorporated herein by reference); Certificate of Amendment of Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of Delaware on April 20, 1995 (filed as Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended March 31, 1995 (the "First Quarter 1995 10-Q") and incorporated herein by reference); and Certificate of Amendment of Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of Delaware on June 21, 1999 (filed as Exhibit 4.1 to the Registrant's Form S-3 dated August 19, 1999 and incorporated herein by reference)
          2. Certificate of Designations, Preferences and Rights of the Registrant's 8% Noncumulative Convertible Preferred Stock and 8% Noncumulative Redeemable Preferred Stock (filed as Exhibit 3.1 to the Registrant's Form 8-K dated July 2, 1998 and incorporated herein by reference) 3. By-Laws of the Registrant, as amended through April 20, 1995 (filed as Exhibit 4.2 to the First Quarter 1995 10-Q and incorporated herein by reference) 4. Form of Class A Common Stock Certificate (filed as Exhibit 4.4 to the Registrant's Post-Effective Amendment No. 1 on Form S-3 to Form S-1 (File No. 33-91312) and incorporated herein by reference)

2. Certificate of Designations, Preferences and Rights of the Registrant's 8% Noncumulative Convertible Preferred Stock and 8% Noncumulative Redeemable Preferred Stock (filed as Exhibit 3.1 to the Registrant's Form 8-K dated July 2, 1998 and incorporated herein by reference)

3.        By-Laws of the Registrant, as amended through April 20, 1995 (filed as
          Exhibit 4.2 to the First Quarter 1995 10-Q and incorporated herein by reference)

4. Form of Class A Common Stock Certificate (filed as Exhibit 4.4 to the Registrant's Post-Effective Amendment No. 1 on Form S-3 to Form S-1 (File No. 33-91312) and incorporated herein by reference)

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 5, 1999

                                            AMPEX CORPORATION



                                         By:/s/ Craig L. McKibben
                                            Name:  Craig L. McKibben
                                            Title: Vice President